July 22, 2013	425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG

SINGAPORE

Writer’s Direct Contact

916.325.1309

CFarman@mofo.com

Mr. Justin Dobbie, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Marrone Bio Innovations, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 11, 2013

File No. 333-189753

Dear Mr. Dobbie:

We enclose herewith, on behalf of Marrone Bio Innovations, Inc. (the “Company”), clean and marked copies of Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated July 19, 2013. Amendment No. 2 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

Prospectus Summary, page 1

Our Growth Strategy, page 5

1.	We note your response to prior comment 2. Please balance your disclosure in this paragraph by clarifying that you expect to incur additional losses for the next several years.

Response: The Company has revised the disclosure on page 5 in response to the Staff’s comment.

Justin Dobbie

July, 22, 2013

Page Two

Recent Developments, page 8

2.	We note you have included a discussion of ranges of possible operating results, and have disclosed that these results are preliminary due to the ongoing closing process. Please tell us how these ranges were determined. Include in your response when you anticipate finalization of the closing process as well as a discussion of the information not yet finalized.

Response: The operating results estimates included within the prospectus were determined based on a review of the preliminary calculations of actual product sales and other revenues and the costs of product sales during the quarter ended June 30, 2013. The Company is in the process of performing its quarter-end close, including reviewing such calculations, finalizing monthly accruals, analyzing the effect on its financial position and results of operations of events that occurred subsequent to March 31, 2013 as disclosed within the prospectus, and obtaining updated fair value calculations. In addition, the Company has engaged a third party valuation firm to assist with these fair value calculations. The firm’s reports will not be available until August 2013, at which time the Company will review the reports and be able to finalize its closing process.

3.	It appears that cost of product has increased significantly as a percentage of revenues. If this increase is indicative of events or significant economic changes that you reasonably expect to have a material impact upon operating results, additional disclosure should be provided.

Response: The Company has revised the disclosure on page 8 in response to the Staff’s comment.

4.	If the financial statements for the most recently completed period become available prior to the effective date of the registration statement, they must be included in the filing.

Response: The Company notes the Staff’s comment.

Management, page 94

Director Compensation, page 99

5.	Please revise the caption to the table on page 100 to clarify it is the Director Compensation table.

Justin Dobbie

July, 22, 2013

Page Three

Response: The Company has revised the caption to the table on page 100 in response to the Staff’s comment.

Other

6.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company notes the Staff’s comment.

7.	Please provide a currently dated consent from the independent registered public accounting firm.

Response: The Company has provided a currently dated and signed consent from its independent public accounting firm with Amendment No. 2.

We appreciate your time and attention to this Amendment No. 2, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (916) 325-1309.

Sincerely,

/s/ Charles S. Farman

Charles S. Farman, Esq.

cc:	J. Nolan McWilliams, Esq. (Division of Corporate Finance)

Pamela G. Marrone, Ph.D. (Marrone Bio Innovations, Inc.)

Donald J. Glidewell (Marrone Bio Innovations, Inc.)

John W. Campbell, Esq. (Morrison & Foerster LLP)

Alfredo B. D. Silva, Esq. (Morrison & Foerster LLP)

Boris Dolgonos, Esq. (Jones Day)

Enclosures